Exhibit 99.1

Building Your Future, Together

The Real Brokerage Inc. (the “Company” or “Real”) is a technology-powered real estate brokerage that uses its innovative approach to change the way people buy and sell homes. Real’s model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

2023 Highlights

Real was founded in 2014 and is domiciled in Canada and headquartered in New York City. We provide brokerage services for the real estate market in the United States and Canada. On September 30, 2023, Real was licensed in 49 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real’s fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

INTRODUCTION

This Management’s Discussion and Analysis (the “MD&A”) is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended September 30, 2023, and 2022. This MD&A is dated November 9, 2023 and should be read in conjunction with unaudited interim condensed financial statements and related notes for the period ended September 30, 2023 and 2022 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in “Business Overview and Strategy”, “Results from Operations”, and other statements concerning Real’s objectives, its strategies to achieve those objectives, as well as statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance, or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plan”, “continue”, or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management’s current beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real’s control, affect the operations, performance and results of the Company and its subsidiaries, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company’s projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company’s actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. See “Risks and Uncertainties” for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real’s views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

3

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

MARKET CONDITIONS AND INDUSTRY TRENDS

Our quarterly results are dependent on the economic conditions of the markets in which we operate. The Company’s revenue and income can experience considerable variations from quarter to quarter and year to year due to factors beyond the Company’s control. The business is affected by the overall conditions of the real estate market, which is, among other factors, influenced by general economic conditions, interest rates, unemployment, home inventory levels, and mortgage rate volatility. The Company’s revenue from a real estate transaction is recorded only when funds are placed in escrow ahead of the closing of a transaction. Consequently, the timing of revenue recognition can materially affect quarterly results.

Other events and conditions that may have an impact on our business include, but are not limited to, the impact of inflation, conditions in the capital markets, changes in laws, regulations or the regulatory environment affecting our business and the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our business. Collectively, these factors may contribute to slowed consumer demand, which can impact home affordability and negatively impact home prices. The slowdown since the U.S. residential real estate market in the second half of 2022 had a negative impact on our business and financial results. The timing of any future slowdown in the U.S. residential real estate market is highly uncertain and difficult to predict and any slowdown could have a material adverse effect on our business and profitability.

Our business may be negatively impacted by a sustained period of elevated mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tend to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

The Federal Reserve Board increased the federal funds rate to a range of 525 to 550 basis points as of July 2023, from a range of 0 to 25 basis points as of the first quarter of 2022. This level matches the peak rate achieved prior to the Financial Crisis in late 2007, but marks the largest absolute rate increase since the 1970s. Against this backdrop, during the second half of 2022 mortgage rates rose above 6% for the first time since 2008, according to Freddie Mac data, and have risen to 8% as of the second half of 2023–the highest level since 2000. The sharp rise in rates compared to the prior decade has contributed to a considerable slowdown in the residential real estate market. Despite moderating inflation there remains considerable uncertainty around market conditions and the Federal Reserve rate path in the medium term.

Housing market sale activity has declined significantly compared to both the pre and post-pandemic periods. On a seasonally adjusted annualized basis there were just under 4.0 million existing home sales in the U.S. in September 2023, according to the National Association of Realtors. This is the lowest level since 2010 and represents a considerable decline from the second half of 2021 through the end of 2022 when sales volume exceeded 6.0 million units in most months, and from the 2015 to 2019 period during which monthly activity ranged from 5.0 million to 5.5 million units in most months. Canadian home sales have rebounded from prior-year levels, according to the Canadian Real Estate Association, with third-quarter 2023 residential sales volume up 8% from the prior year. However, volume remains 28% lower compared to the 2020 to 2021 average, and 6% lower compared to the 2018 to 2019 average.

Beginning in 2020 during the COVID-19 pandemic and continuing through the first half of 2022, housing prices soared as demand increased while supply remained historically low. Despite a higher level of price volatility compared to the pre-pandemic period, tight supply has kept prices generally elevated. During the third quarter of 2023 the median U.S. existing home price reached $401,000, just short of the prior all-time high of $406,000 during the second quarter of 2022. Meanwhile, average Canadian housing prices have come down from a CAD$816,000 peak in early 2022 but averaged CAD$658,000 during the third quarter of 2023 and remain well above the pre-pandemic level.

We continue to monitor market trends closely and note that despite stagnating transaction volumes in the market, the overall impact on the Company has been offset by the significant growth demonstrated in the number of agents transacting on our platform.

4

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

BUSINESS OVERVIEW AND STRATEGY

Real is a growing technology-powered real estate brokerage in the United States and Canada. We focus on developing technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets in which we operate.

As a licensed real estate brokerage, our revenue is generated primarily by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers. Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack which are a set of technologies, software and tools that are used in the development and deployment of digital products, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly with increased brokerage oversight. Our proprietary technology stack puts agents at the center of a real estate transaction, and supports agents in helping their customers make one of the biggest financial decisions of their lives.

We are focused on creating an integrated home buying experience, and building, buying, or partnering to deliver ancillary services as part of this holistic one-stop shop strategy. As part of that strategy, Real acquired a title company in January 2022 which has rebranded to One Real Title. In addition, Real acquired a tech-enabled home loan platform in December 2022 which has been rebranded to One Real Mortgage.

A core component of our strategy going forward is building and improving our customer-facing portal that provides a seamless end-to-end home buying experience for consumers, including access to ancillary services such as mortgage and title services. We believe that the traditional home buying process is outdated, inefficient and unnecessarily complex for consumers. We are focused on making the home buying process simpler, more enjoyable and more efficient, with clarity around the parties involved in the transaction (lender, insurer, etc.) and visibility into the closing timeline. This consumer focused portal is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, and consumers who can enjoy a real estate transaction with less friction. In October 2023, Real launched the One Real application which gives consumers the ability to apply for a home loan through the platform. The One Real application is the first step in providing the customer-facing portal that will provide an end-to-end home buying experience for consumers.

Real believes it can revolutionize the way home buying is done, making it simpler and easier for consumers by making the experience more relaxed, efficient, and enjoyable. Embarking on this transformative mission will deliver value to shareholders by better monetizing ancillary services with historically high margins while seeking to create a technology-enhanced game-changing experience for consumers.

We are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We will deliver on this promise because we are home to the following:

●	Growth-minded agents who care about making a difference in the industry. They are team players who are in it to help others, not just themselves.
●	Technology that removes friction and keeps everything seamless, easily accessible, and transparent.
●	Integrated services that put the consumer first, including mortgage, title and insurance offerings that contribute to a frictionless experience and offer them a better product and experience.

5

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Growth in Market Share

Our non-brick and mortar-based model is becoming increasingly desirable, enabling agents to work from anywhere by leveraging our best-in-class technology, without being tied to a costly physical office. Following our public listing on the TSX Venture Exchange (the “TSXV”) and subsequent graduation to the Toronto Stock Exchange (the “TSX”), as well as the launch of our agent equity program, we entered a period of growth, driven by an increase in the number of agents joining us on a monthly basis. This trend is reflected in our results, with agents on our platform growing 82% year-over-year in 2023 and an additional 6% in the third quarter of 2023 (as compared to the second quarter of 2023) to 12,175 agents. We expect to continue to capture market share in 2023.

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We see an opportunity to produce agent focused software products that will create differentiation between Real and other brokerages. We also believe that margin expansion is closely tied to the improvement of internal operational efficiency through automation and the ability to scale rapidly.

In May 2023, Real launched Leo, an artificial intelligence-powered assistant that serves as a 24/7 concierge to its agents and brokers throughout the U.S. and Canada. In addition to leveraging Real’s proprietary transaction management platform, reZEN, to answer users’ questions in real time, Real has scaled Leo to not only predict what agents want to know based on their past behavior, but also anticipate what they need to know based on analysis of similar behavior across Real’s entire user base. By leveraging AI to field the most frequently asked questions, Real anticipates sustaining its current low staff-to-agent ratio as it continues to grow its agent base, while increasing agent productivity overall.

We see a tremendous potential in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the expert guidance of a real estate agent throughout this exciting and highly emotional transaction.

Recent developments

Normal Course Issuer Bid

On May 17, 2021, the TSXV accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases will be made at prevailing market prices, and may be conducted during the twelve-month period ending May 28, 2024.

6

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the nine-month period ended September 30, 2023, the Company repurchased 1.2 million Common Shares for $1.8 million.

On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”.

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company’s Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the “NASDAQ under the symbol “REAX”.

Expetitle Acquisition

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration of $8.2 million with $7.4 million payable in cash at the closing of the Expetitle Transaction and $600,000 in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licensed to operate in at least fifteen states, including then current states of operation, Florida, Georgia, and Texas. In addition, certain Expetitle employees were entitled to a cash payment of $200,000 subject to the same terms as set out for the contingent consideration. As of the reporting date, the contingent terms were met and the $800,000 that was in escrow was released on January 23, 2023. In connection with the Expetitle Transaction, Real also granted an aggregate of 700,000 incentive stock options (“Options”) and an aggregate of 1.1 million in value of RSUs to members of the Expetitle team. The Options vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs vest quarterly over 3 years.

Subsequent to the completion of the Expetitle Transaction, Expetitle was renamed The Real Title Inc, and has subsequently been rebranded to One Real Title Inc. We offer, primarily through joint ventures in which our wholly owned subsidiary, One Real Title, Inc. is a managing member and majority owner, title insurance, and closing services for residential and/or commercial transactions.

7

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Redline Acquisition

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, fueled the Company’s expansion into Canada’s third largest province.

LemonBrew Acquisition

On December 9, 2022, the Company completed the acquisition of LemonBrew Lending Corp. (“LemonBrew Lending”), a tech-enabled home loan platform, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending and LemonBrew Technologies Corp. (“LemonBrew Technologies”). The Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1,250,000 (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800,000 and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issue price of $1.279 per share. The issued price of the Consideration Shares was equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real’s Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following the closing of the LemonBrew Transaction, of which $2 million will be payable in cash and $500 thousand will be payable in RSUs of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the third 12-month period following closing; and
●	Certain employees remaining in their roles to be established with Real during the transaction

These performance-based payments are considered separate from the aggregate purchase price. Management believes it is a highly unlikely that the performance-based milestones will be achieved and has not recognized any expenses related to the performance-based milestone payment.

Changes to Brokerage Fees and Additional Benefits

On January 24, 2023, the Company announced changes to U.S. brokerage fees and additional benefits as we seek to grow sustainably while still offering industry-beating incentives for our agents. These changes include:

●	A co-sponsored revenue share program that allows new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.
●	Expanded access to Real’s share purchase program, giving agents the ability to buy shares of Real stock beyond the company-issued equity awards.
●	A $30 fee on each transaction to cover broker review, E&O insurance and processing expenses.
●	A $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments.
●	A $100 increase of the joining fee to $249 and a $250 increase of the annual brokerage fee to $750.
●	A $60 increase of the post-capping transaction fee to $285, and a $29 increase to the Elite Agent transaction fee to $129.

These changes went into effect in February 2023 for new agents and in April 2023 for existing agents.

8

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Business Model

Revenue share model

We offer agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new, productive agents that they personally refer and who join the Real platform. The program, which launched in November 2019, is having a major impact on our agent count and revenue growth. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

We are witnessing momentum in several markets, attributed to the enthusiasm generated locally by influential agents who continue to join Real and attract their colleagues to Real.

Agent experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive mobile platform. At its core, our technology is an operating system that allows agents to build their business more rapidly, and assist them with their marketing, productivity, support, education, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application leveraging Real’s proprietary technology platform called reZEN that delivers our agents better visibility into their business, transactions, and financials. On October 20, 2022, reZEN was further enhanced and launched to all U.S. and Canada-based agents as we continue to develop new features for the benefit of our agents.

This software is the backbone of our transaction processing efficiency and is a key to unlocking operating leverage as we continue to scale. With this update, agents no longer need a third-party system for inputting new transactions, which gives us greater control over the transaction experience, increases our brokerage oversight, allows us to better integrate our own technology as we develop our full consumer app, and drives productivity and efficiency for agents. Further, by offering an open application programming interface, Real is giving agents the flexibility to integrate technology partners of their choosing and maintain more control over their data.

In connection with our focus on continually providing new benefits to agents and new revenue channels for the Company, we are developing a program, called Real Wallet, which is a platform that will centralize an agent’s access to certain Real branded financial products, such a Real branded credit offerings. Initial testing of these products is expected to take place in the first half of 2024.

Focus on teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead and mentoring provided by the team leader. To attract teams, we enhanced our team offering to include the full benefits of revenue sharing and the equity program. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve. Agents and brokers can build teams without incurring significant additional expense, oversight responsibility or liability, while at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real is having a positive impact, as reflected in this year’s agent growth.

9

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Consumer vision

Our focus for the future is based on our belief that the home buying experience is broken. It is an outdated process riddled with problems in need of enhanced technology to bring it into the 21st century. In particular, the current home buying and selling experience is too often:

●	Unpredictable: From a buyer’s perspective, unforeseen issues arise based on lack of awareness of potential outcomes;
●	Chaotic: Requires interactions with multiple parties (lender, insurer, etc.) with communication through multiple channels; and
●	Nontransparent: There is often no clear understanding in a seemingly complex and unintuitive process.

We are building a one-stop-shop platform to provide home buyers and sellers with more predictability, organization and transparency. We believe that building a technology enhanced, simplified, consumer platform combined with the help of a Real agent is the industry solution of the future.

OBJECTIVES

Real seeks to revolutionize the residential real estate industry by pairing best-in-class technology with the trusted guidance of a real estate agent. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. Using our proprietary technology, we look to provide agents with all the tools they need to successfully manage and market their business. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents; (ii) offering attractive business terms to agents and the creation of multiple potential revenue streams for agents; (iii) providing excellent support and service to our agents; (iv) the creation of a nationwide collaborative community of agents; and (v) offering wealth building opportunities through equity grants.

Leveraging the engagement of real estate agents with home buyers and sellers, Real seeks to implement its holistic consumer vision, which will generate revenue through a variety of different channels.

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee.

Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

10

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section “Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section “Results from Operations” of this MD&A.

11

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

RESULTS FROM OPERATIONS

Select interim information (in thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating Results
Total Revenues	214,640	111,633	507,817	285,638
Loss from Continuing Operations	(3,939)	(5,169)	(15,226)	(13,576)
Total Comprehensive Loss Attributable to Owners of the Parent	(3,997)	(5,440)	(15,313)	(13,960)

Per Share Basis
Basic and diluted loss per share(ii)	(0.022)	(0.029)	(0.086)	(0.077)

EBITDA (i) (iii)	(3,704)	(4,179)	(13,799)	(11,682)
Adjusted EBITDA (i) (iii) (iv)	3,520	549	5,346	(611)

i.	Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-IFRS measures, refer to the non-IFRS measures section.
ii.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.
iii.	EBITDA and Adjusted EBITDA are calculated on a trailing twelve-month basis. Refer to non-IFRS measures section of this MD&A for further details.
iv.	Adjusted EBITDA for September 30, 2022 has been restated to account for Stock-Based Compensation recognized in Cost of Goods Sold.

12

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Earnings before interest, taxes, depreciation and amortization (in thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(3,997)	(5,440)	(15,313)	(13,960)
Add/(Deduct):
Finance Expenses, net	10	954	587	1,326
Net Income Attributable to Noncontrolling Interest	85	78	311	192
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(79)	142	(214)	535
Depreciation	277	87	830	225
EBITDA	(3,704)	(4,179)	(13,799)	(11,682)

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(3,997)	(5,440)	(15,313)	(13,960)
Add/(Deduct):
Finance Expenses, net	10	954	587	1,326
Net Income Attributable to Noncontrolling Interest	85	78	311	192
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(79)	142	(214)	535
Depreciation	277	87	830	225
Stock-Based Compensation	7,144	4,506	18,980	10,568
Listing Expenses	-	135	-	135
Restructuring Expenses	80	62	165	62
Other Professional Expenses	-	25	-	306
Adjusted EBITDA(i)	3,520	549	5,346	(611)

(i)	Adjusted EBITDA for September 30, 2022 has been restated to account for Stock-Based Compensation recognized in Cost of Goods Sold.

For the nine-month period ended September 30, 2023, total revenues were $507.8 million compared to $285.6 million for the nine-month period ended September 30, 2022, demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and provinces in which we operate. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

13

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

For the nine-month period ended September 30, 2023, total cost of sales were $460.5 million compared to $261.9 million for the nine-month period ended September 30, 2022. Cost of sales represents real estate commission paid to Real agents, and in Canada this also includes commissions paid to outside brokerages, as part of the Canadian regulatory process, title fees, and mortgage expenses.

Adjusted EBITDA excludes stock-based compensation expense related to our agent incentive program, stock options, and RSU expense for full time employees and management personnel. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 9 of the Financial Statements, Share-Based Payment arrangements, of the Financial Statements.

A further breakdown in revenues (in thousands) generated during the period is included below:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Main revenue streams
Commissions	210,239	110,259	497,282	281,764
Title	964	484	2,510	1,392
Mortgage Income	357	-	851	-
Fee Income	1,445	620	3,797	1,705
Other	1,635	270	3,377	777
Total Revenue	214,640	111,633	507,817	285,638

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	214,640	111,633	507,817	285,638
Revenue from Customers with Contracts	214,640	111,633	507,817	285,638

14

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

A further breakdown in expenses (in thousands) during the period is included below:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Commissions and other agent-related costs	195,865	103,057	460,475	261,908

Operating Expenses
General and Administrative Expenses	9,234	5,544	27,526	17,034
Salaries and Benefits	4,740	3,072	13,907	7,893
Stock Based Compensation	203	184	2,290	2,236
Administrative Expenses	1,227	421	2,817	1,243
Professional Fees	2,179	1,409	5,794	4,380
Depreciation Expense	277	87	830	225
Other General and Administrative Expenses	608	371	1,888	1,057
Marketing Expenses	11,577	6,197	29,527	15,613
Salaries and Benefits	230	84	540	367
Stock Based Compensation for Employees	13	12	35	(4)
Stock Based Compensation for Agents	2,769	1,776	5,950	2,905
Revenue Share	7,946	3,876	21,064	10,955
Other Marketing and Advertising Cost	619	449	1,938	1,390
Research and Development Expenses	1,931	1,146	5,034	3,865
Salaries and Benefits	1,131	426	2,537	1,552
Stock Based Compensation	69	85	193	151
Other Research and Development	731	635	2,304	2,162
Total Cost of Sales and Operating Expenses	218,607	115,944	522,562	298,420

15

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

	For the Nine Months Ended
	September 30, 2023	September 30, 2022
Revenues	507,817	285,638
Cost of Sales	460,475	261,908
Cost of Sales as a Percentage of Revenues	91%	92%

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses. Our loss as a percentage of total revenue was 3.0% for the nine-month period ended September 30, 2023 and 4.8% for the nine-month period ended September 30, 2022. More detailed explanations for changes in expenses reflected above can be found in the paragraphs below.

The total cost of sales for the nine-month period ended September 30, 2023, was $460.5 million in comparison to $261.9 million for the nine-month period ended September 30, 2022. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals their respective “cap” amount (the “Cap”). Each agent Cap cycle resets on an annual basis on an agent’s anniversary date. As the total revenue increases, the total commission to agents’ expense increases respectively. Our margins are affected by the increase in the number of agents who achieve their Cap (which is affected by an increase in transaction volume and increases in home prices), resulting in a downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the growth of title services offered by On Real Title and mortgage services offered by One Real Mortgage, and by adding additional ancillary services that will be integrated into a consumer-facing platform.

Our salaries and benefits expenses for the nine-month period ended September 30, 2023 was $17.0 million in comparison to $9.8 million for the nine-month period ended September 30, 2022. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 104 on September 30, 2022 to 162 on September 30, 2023. The increase is attributable to Real’s commitment to serve its agents and to the growth with excellence and expansion of the Company. These investments in key management and employee personnel allow us to offer best-in-class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. With revenue growth at 76% in comparison to the year prior, we believe we have proven our ability to do so in a highly efficient manner and with minimal impact on our operational costs. Real’s full-time employee (“FTEs”) excluding One Real Title and One Real Mortgage employees to Agent ratio as of September 30, 2023 is 1:101 compared to 1:64 as of September 30, 2022.

Our stock-based compensation expense for the nine-month period ended September 30, 2023 was $19.0 million in comparison to $10.6 million for the nine-month period ended September 30, 2022. The increase in stock-based compensation expense is primarily due to an increase in agent base resulting in higher number of awards granted as part of our agent incentive program. For the period ended September 30, 2023 and September 30, 2022, stock-based compensation expense related to FTEs within marketing and research and development are included in the marketing and research and development expense categories.

16

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The following table is presented in thousands:

	For the Nine Months Ended
	September 30, 2023			September 30, 2022
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Stock Based Compensation – COGS	-	10,512	10,512	-	5,280	5,280
Marketing Expenses – Agent Stock Based Compensation	2,033	3,917	5,950	871	2,034	2,905
Marketing Expenses – FTE Stock Based Compensation	5	30	35	(9)	5	(4)
Research and Development – FTE Stock Based Compensation	68	125	193	68	83	151
General and Administrative – FTE Stock Based Compensation	1,166	1,124	2,290	1,394	842	2,236
Total Stock Based Compensation	3,272	15,708	18,980	2,324	8,244	10,568

Our professional fees for the nine-month period ended September 30, 2023 were $5.8 million in comparison to $4.4 million for the nine-month period ended September 30, 2022. The increase in professional fees was largely due to an increase in our broker and recruiter consulting fees as a result of our expanding geographic footprint.

Our marketing expenses for the nine-month period ended September 30, 2023 were $29.5 million compared to $15.6 million for the nine-month period ended September 30, 2022, primarily due to our efforts to attract agents. This increase is primarily comprised of $10.1 million increase in revenue share paid to agents as part of our revenue share model and an increase in agent related stock-based compensation expense of $3.0 million. Agents earn revenue share for new agents that they personally refer to Real. Agents are eligible for the agent incentive program based on certain attracting and performance criteria. Real works to limit its marketing expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent count increases so does our expense related to the revenue share and equity incentive programs.

Our research and development expenses for the nine-month period ended September 30, 2023 were $5.0 million compared to $3.9 million for the nine-month period ended September 30, 2022. The increase is primarily due to an increase in headcount and increase in costs related to upgrades and enhancements made to reZEN, our internal-use cloud-based residential real-estate transaction system.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

17

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Classification and subsequent measurement

Financial assets - Policy

On initial recognition, a financial asset is classified as measured at: fair value; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investment; or Fair Value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

–	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

–	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

–	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

18

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

–	how the performance of the portfolio is evaluated and reported to the Company’s management;

–	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

–	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

–	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

19

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the period ended September 30, 2023 is included below:

	For the Period Ended September 30, 2023
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	14,028	-	14,028
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,028	-	14,028
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	246	246
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	246	246
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	19,006	-	19,006	-	-	-
Restricted Cash	16,333	-	16,333	-	-	-
Trade Receivables	2,539	-	2,539	-	-	-
Other Receivables	75	-	75	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	37,953	-	37,953	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	653	653	-	-	-
Accrued Liabilities	-	23,934	23,934	-	-	-
Customer Deposits	-	16,333	16,333	-	-	-
Other Payables	-	2,072	2,072	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	42,992	42,992	-	-	-

20

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended September 30, 2023. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2023		2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	214,640	185,332	107,845	96,118	111,633	112,356	61,649	50,479
Cost of Sales	195,865	167,573	97,037	87,898	103,057	103,064	55,787	46,371
Gross Profit	18,775	17,759	10,808	8,220	8,576	9,292	5,862	4,108
Administrative Expenses	9,234	9,654	8,638	7,121	5,544	6,116	5,374	3,378
Marketing Expenses	11,577	10,266	7,684	7,061	6,197	5,700	3,716	3,790
Research and Development Expenses	1,931	1,579	1,524	1,002	1,146	1,680	1,039	682
Other Loss (Income)	(38)	(40)	(28)	(62)	(231)	(257)	(179)	(249)
Operating Income (Loss)	(3,929)	(3,700)	(7,010)	(6,902)	(4,080)	(3,947)	(4,088)	(3,493)
Listing Expenses	-	-	-	16	135	-	-	-
Finance Expenses, net	10	272	305	(159)	954	208	164	352
Income (Loss) Before Tax	(3,939)	(3,972)	(7,315)	(6,759)	(5,169)	(4,155)	(4,252)	(3,845)
Non-controlling interest	(85)	(146)	(80)	(50)	(78)	(53)	(61)	-
Income (Loss) Attributable to the Owners of the Parent	(4,024)	(4,118)	(7,395)	(6,809)	(5,247)	(4,208)	(4,313)	(3,845)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	79	42	93	128	(142)	(116)	(277)	(352)
Foreign Currency Translation Adjustment	(52)	(85)	147	(58)	(51)	190	204	4
Comprehensive Income (Loss)	(3,997)	(4,161)	(7,155)	(6,739)	(5,440)	(4,134)	(4,386)	(4,193)
Non-Operating Expenses:
Finance Costs	16	376	292	(237)	1,174	377	502	699
Depreciation	277	284	269	108	87	135	3	83
Stock-Based Compensation	7,144	6,075	5,761	6,132	4,506	2,884	3,178	494
Listing Expenses	-	-	-	16	135	-	-	(99)
Restructuring Expense	80	44	41	160	62	-	-	54
Other Expenses	-	-	-	456	25	155	126	-
Adjusted EBITDA	3,520	2,618	(792)	(104)	549	(583)	(577)	(2,962)
Earnings per Share
Basic and Diluted Loss per Share	(0.022)	(0.023)	(0.041)	(0.038)	(0.029)	(0.023)	(0.025)	(0.021)

21

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

Balance Sheet overview (in thousands)

	September 30, 2023	December 31, 2022
ASSETS
Current Assets	53,306	28,369
Non-Current Assets	14,853	15,393
TOTAL ASSETS	68,159	43,762

LIABILITIES
Current Liabilities	42,992	21,105
Non-Current Liabilities	246	242
TOTAL LIABILITIES	43,238	21,347
TOTAL EQUITY	24,921	22,415
TOTAL LIABILITIES AND EQUITY	68,159	43,762

As of September 30, 2023, cash and cash equivalents and investments totaled $$33 million, compared to $18.7 million as of December 31, 2022. Cash is comprised of cash held in our banking accounts.

For the nine-month period ended September 30, 2023, financing activities used cash of $2.4 million. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $1.8 million. Cash flows from investing activities used cash of $6.4 million primarily due to investments in debt instruments. Cash flows generated in operations was $25.7 million for the nine-month period ended September 30, 2023 in comparison to $9.6 million for the nine-month period ended September 30, 2022. The increase in operating cash flows was primarily due to the increase in equity-settled share-based payments, accrued liabilities, and customer deposits.

We believe that our existing balances of cash and cash equivalents and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

22

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The following table presents liquidity (in thousands):

	For the Period Ended
	September 30, 2023	December 31, 2022
Cash and Cash Equivalents	19,006	10,846
Other Receivables	75	74
Investment in Financial Assets [iii]	14,028	7,892
Total [i] [ii]	33,109	18,812

[i] – Total Capital is not a standard financial measure under IFRS and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

Description	Estimated Fair Value December 31, 2022	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value September 30, 2023
Cash Investments	-	5,338	37	-	5,375
Fixed Income	6,997	1,372	-	210	8,579
Fixed Income - Mutual Funds	840	(845)	-	5	-
Investment Certificate	55	19	-	-	74
Total	7,892	5,884	37	215	14,028

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

23

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The Company holds no debt obligations.

Contractual obligations

As of September 30, 2023, the Company had no guarantees, leases or off-balance sheet arrangements other than those noted in our consolidated financial statement. We had a lease for our New York office that expired on June 30, 2023. The following is a schedule of Company’s future lease payments under lease obligations (in thousands):

	For the Period Ended
	September 30, 2023	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	-	96
One year to five years	-	-
More than five years	-	-
Total undiscounted lease liabilities	-	96
Lease liabilities included in the balance sheet	-	96
Current	-	96
Non-current	-	-

Capital management framework

Real defines capital as its equity. It is comprised of Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended September 30, 2023 and 2022.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of September 30, 2023, the total investment in securities available for sale at fair value was $14.0 million and is more fully disclosed in Note 11 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

24

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Commissions	210,239	181,437	105,606	94,490	110,259	110,999	60,506	50,158
Commissions – YoY QTR	91%	63%	75%	88%	186%	384%	553%	612%
Title Revenue	964	948	598	477	484	506	402	-
Title Revenue – YoY QTR	99%	87%	49%	-%	-%	-%	-%	-%
Mortgage Income	357	362	132	19	-	-	-	-
Mortgage Income – YoY QTR	-%	-%	-%	-%	-%	-%	-%	-%
Fee Income / Other Revenue	3,080	2,585	1,509	1,132	890	851	741	321
Fee Income / Other Revenue – YoY QTR	246%	204%	104%	253%	381%	407%	1,382%	613%
Total Revenue	214,640	185,332	107,845	96,118	111,633	112,356	61,649	50,479
Total Revenue – YoY QTR	92%	65%	75%	90%	188%	386%	562%	612%

25

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Quarterly key performance metrics

	2022				2023
Key Performance Metrics	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1
Median Home Sale Price ($, thousands)	345	375	360	348	350	369	370

Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5

Full-Time Employees	112	121	122	118	127	145	162
Full-Time Employees, Excluding Real Title and One Real Mortgage	82	91	87	84	88	102	120
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101
Revenue Per Full Time Employee ($, thousands)[1]	752	1,235	1,283	1,144	1,226	1,817	1,789
Operating Expense Excluding Revenue Share ($, thousands)	7,426	9,120	9,010	11,164	12,412	13,815	14,796
Operating Expense Per Transaction Excluding Revenue Share ($)	1,189	892	802	1,146	1,132	788	725

1Excluding Real Title and One Real Mortgage.

26

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

ACCOUNTING POLICY DEVELOPMENT

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted. The IASB is currently considering further amendments to the requirements in IAS 1 on classification of liabilities as current or non-current, including deferring the application of the January 2020 amendments.

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted.

27

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Amendments to IAS 12 Income Taxes—Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The IASB also adds an illustrative example to IAS 12 that explains how the amendments are applied.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognizes:

●	A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:

-	Right-of-use assets and lease liabilities

-	Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset

●	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

28

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The IASB added two examples (Examples 4-5) to the Guidance on implementing IAS 8, which accompanies the Standard.

The IASB has deleted one example (Example 3) as it could cause confusion in light of the amendments.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable cash assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of September 30, 2023.

29

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of September 30, 2023, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2023.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended September 30, 2023 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

The Company’s key management personnel are comprised of its CEO, CFO, President, Chief Technology Officer, the Chief Marketing Officer, and other members of its executive team. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Nine Months Ended
	September 30, 2023	September 30, 2022
Salaries and Benefits	1,944	1,009
Stock-Based Compensation	2,814	642
Compensation Expenses for Related Parties	4,758	1,651

30

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As a young company, we are subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan and execution of our strategies, including our plan to develop a consumer facing portal. We may not be successful in implementing or business plan or executing our strategies, and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Managing agent growth

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as we expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction.

These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real and result in decreased attraction of new real estate professionals and reduced revenue and financial results.

Additional financing

From time to time, Real may need additional financing to operate or grow its business. Real’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its Common Shares, and its existing shareholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

31

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Reliance on North American real estate market

Real’s financial performance is closely tied to the strength of the residential real estate market in the United States and Canada, which is cyclical in nature and typically is affected by changes in conditions that are beyond Real’s control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, or the public perception that any of these events may occur. Unfavorable general economic conditions in the United States, Canada, or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies, and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real’s business.

Regulation of United States real estate market

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Real Estate Settlement Procedures Act (“RESPA”), the Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local Multiple Listing Services, and state and local Associations of Realtors, licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (the “Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws.

It also broadly prohibits unfair, deceptive, or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

32

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Regulation of Canadian real estate market

Real operates in the Canadian real estate industry which is a heavily regulated industry subject to complex, federal, provincial and municipal laws, regulations and third-party organizations’ regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Real Estate and Business Brokers Act (Ontario), the Real Estate Act (Alberta), the Real Estate Services Act (British Columbia), and advertising and other laws, as well as comparable and associated statutes and regulations; rules of regulatory bodies, trade organizations and associations such as the Canadian Real Estate Association, the Real Estate Council of Ontario, the Real Estate Council of Alberta, and the Real Estate Council of British Columbia, including licensing and compliance requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and provincial real estate brokerage licensing requirements, as well as statutory and common law due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses and the provision of real estate brokerage services.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior, changes in agent growth rate or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

●	emergence of competing platforms and applications with novel technologies;
●	inability to convince potential agents to join our platform;
●	technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms;
●	security breaches with respect to our data;
●	a rise in safety or privacy concerns; and
●	an increase in the level of spam or undesired content on the network.

33

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Management team

We are highly dependent on our management team, specifically our CEO. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry “key-man” life insurance on the lives of our executive officers, employees, or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

Seasonality of operations

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales, and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Agent engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that our growth strategies will bring new agents to our network, or prevent existing agents from leaving. Changes in relationships with our partners, contractors, and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network.

Decreases in the size of our agent base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth of operations

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

34

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing, and other resources than we do, may have been in business longer than we have, may have greater name recognition than we do, and may be more established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or agent targets which may have a material adverse effect on our financial condition.

Ancillary Services

Our efforts to expand our operations, including through ancillary services such as our mortgage broker and title operations, may not be successful. We have grown our brokerage business rapidly since our inception. We plan to continue our expansion of the brokerage business. However, there is no guarantee that we will be successful or will expand at the rate we anticipate. In 2022, we acquired a mortgage broker business and a title business. We think that the synergies between these ancillary services and our brokerage business increase transparency and deliver a more integrated closing process for our agents’ clients and thus, provides additional value to our agents. However, currently, our mortgage and title services are available only in certain markets. If we are unsuccessful in expanding these services into other markets, then we may not realize the expected benefits (including anticipated revenue), which could negatively impact our business, financial condition and results of operations. Similarly, if our agents do not recommend our ancillary services to our agents’ clients, then our revenues from ancillary services will not grow as quickly as we expect. While we plan to continue to expand our brokerage and ancillary services businesses to other offerings, there is no guarantee that we will do so or be successful, and even if we do, the expansions might be at a slower pace than we anticipate.

Taxation and Transfer Pricing

As an international corporation we are subject to transfer pricing and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that reflect the economic reality of the relationship between our entities and have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that we are taxed appropriately on such transactions. In the past, we have had transfer pricing arrangements between Canada and the United States, the two countries where our operations are located, and the United States and Israel, primarily related to intellectual property. If taxing authorities challenge our transfer pricing arrangements, we could be subject to additional taxes in one or more of Canada, the United States or Israel, and our operations may be harmed.

Gross Commission Income Collection

Our business model depends upon our agents’ success in generating gross commission income, which we collect and from which we pay them net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market or across the industry. Customary commission rates could change due to market forces locally or industry-wide and due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. We cannot predict the outcome of any new investigations or enforcement actions, but any such actions may result in industry-wide regulations, which can cause commission rates to decrease. Any decrease in commission rates may adversely impact our business, financial condition, and results of operations may be adversely impacted.

35

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

Volatility

The market price of our Common Shares could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Shares.

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional Common Shares, purchasers of our Common Shares may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue an unlimited number of Common Shares. Our board of directors (the “Board”) has the authority to cause us to issue additional Common Shares without consent of any of shareholders. Consequently, our shareholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our Common Shares.

Furthermore, our articles give the Board the right to create one or more new classes or series of shares. As a result, the Board may, without shareholder approval, issue shares of a new class or series with voting, dividend, conversion, liquidation, or other rights that could adversely affect the voting power and equity interests of the holders of our Common Shares, as well as the price of our Common Shares.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Claims, lawsuits, government investigations, and other proceedings

We may be subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability, consumer complaints, personal injury, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to NAR or MLS rules regarding buyer-broker commissions), securities laws, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings if the regulatory landscape changes or as our business grows and as we deploy new offerings, including proceedings related to our acquisitions, securities issuances or business practices. We may also be subject to disputes between us and our employees and agents.

36

The Real Brokerage Inc. Management’s

Discussion and Analysis for the period

ended September 30, 2023 and 2022

UNAUDITED

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us or investigations involving us, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition, and results of operations, or could cause harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors, officers and employees.

In October 2023, a jury found that the National Association of Realtors and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents and the buyers’ agents commissions. It is almost certain that decision will be appealed. We were not a party to the suit. However, assuming the decision is not reversed on appeal, it is likely to change the way brokers’ commissions are set, and could negatively affect the revenues of our Agents, which in turn would negatively affect our revenues. Also, it is likely that there will be many similar suits against real estate brokers, and it is possible that we will be named in some of those suits.

OUTSTANDING SHARE DATA

As of November 9, 2023, the Company had 181.8 million Common Shares issued and outstanding.

In addition, as of November 9, 2023, there are 23 million Options issued and outstanding with exercise prices ranging from $0.03 to $3.40 per share and expiration dates ranging from January 2025 to August 2033. Each Option is exercisable for one Common Share. As of November 9, 2023, a total of 25.6 million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share.

SUBSEQUENT EVENTS

On October 23, 2023, Real announced the opening of Nebraska and as a result became operational in all 50 U.S. states.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2022, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

37